UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sprouts Farmers Market, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85208M 102

(CUSIP Number)

Scott K. Weiss Weiss Brown PLLC 6263 N. Scottsdale Rd., Ste 340 Scottsdale, Arizona 85250 (480) 327-6650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON: Premier Grocery, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 33-984051
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,910,726
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 13,910,726
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,910,726
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, $0.001 par value (the “Common Stock”), of Sprouts Farmers Market, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11811 N. Tatum Boulevard, Suite 2400, Phoenix, Arizona 85028.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Premier Grocery, Inc., a California corporation (the “Reporting Person”). The Reporting Person is governed by a Board of Directors (the “Board”) consisting of the following four members: Stanley A. Boney, Shon A. Boney, Kevin R. Easler, and Scott T. Wing (the “Related Persons”). Stanley A. Boney is Chairman of the Board of the Reporting Person, Shon A. Boney is President of the Reporting Person, and Kevin R. Easler is Secretary of the Reporting Person.

Shon A. Boney has served as a member of the Issuer’s Board of Directors since 2002.

(b) The principal place of business of the Reporting Person and of each Related Person is c/o Sprouts Farmers Market, Inc., 11811 N. Tatum Boulevard, Suite 2400, Phoenix, Arizona 85028.

(c) Stanley A. Boney is retired.

Shon A. Boney is the President of the Reporting Person.

Kevin R. Easler is the Chief Executive Officer and Founder of Zenfinity Capital, LLC (“ZenCap”). ZenCap is a private investment firm located at 14850 N. Scottsdale Road, Suite 295, Scottsdale, Arizona 85254.

Scott T. Wing is retired.

(d) None of the Reporting Person or the Related Persons have, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Person or the Related Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Related Persons is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person and the Wing Family Trust, of which Mr. Wing is a grantor and trustee, were beneficiaries under the SFM Liquidating Trust. On October 4, 2013, the SFM Liquidating Trust distributed 13,910,726 shares of Common Stock, to the Reporting Person and 24,134 shares of Common Stock to the Wing Family Trust representing their respective pro rata interest under the SFM Liquidating Trust.

Item 4. Purpose of Transaction.

The Reporting Person and the Wing Family Trust were beneficiaries under the SFM Liquidating Trust. On October 4, 2013, the SFM Liquidating Trust distributed 13,910,726 shares of Common Stock to the Reporting Person and 24,134 shares of Common Stock to the Wing Family Trust representing their respective pro rata interest under the SFM Liquidating Trust. The Reporting Person and the Wing Family Trust acquired the shares of Common Stock for investment purposes.

(a)	None

(b)	None

(c) Pursuant to the terms of the Stockholders Agreement described in Item 6 below, the Reporting Person is entitled to participate in certain underwritten offerings upon the exercise of demand registration rights by another stockholder party thereto or in connection with certain offerings by the Issuer. In connection with any such offering, the Reporting Person may be required to provide notice to the Issuer of its intent to participate in such offering and execute various instruments.

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 13,910,726 shares of Common Stock, representing 9.5% of the issued and outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013, as filed with the Commission on August 23, 2013.

The following information is disclosed pursuant to the rules prescribed by the Commission, and should not be implied to indicate that the Related Persons beneficially own any shares of Common Stock held by the Reporting Person, and such individuals (together with the Reporting Person) do not comprise a “group” within the meaning of Section 13(d)(3) of the Act:

Shon A. Boney beneficially owns options to purchase 1,466,652 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013, as filed with the Commission on August 23, 2013.

Scott T. Wing is a trustee of The Wing Family Trust, which owns 24,134 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013, as filed with the Commission on August 23, 2013.

(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	13,910,726
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	13,910,726
Shared power to dispose or direct the disposition:	-0-

The Board of the Reporting Person makes the voting and investment decisions regarding the shares of Common Stock owned by the Reporting Person, and a voting or investment decision requires the approval of a majority of the Board. Accordingly, none of the Related Persons is deemed a beneficial owner of the shares of Common Stock owned by the Reporting Person.

The number of shares as to which Shon A. Boney has:

Sole power to vote or direct the vote:	1,466,652
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	1,466,652
Shared power to dispose or direct the disposition:	-0-

The number of shares as to which the Wing Family Trust has:

Sole power to vote or direct the vote:	24,134
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	24,134
Shared power to dispose or direct the disposition:	-0-

(c) None

(d) None

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The Reporting Person has entered into a Lock-Up Agreement and Stockholder’s Agreement with the Issuer and various other parties thereto.

Under the terms of the Lock-Up Agreement, the Reporting Person has agreed that it will not, subject to certain exceptions, dispose of or hedge any shares of Common Stock or other securities convertible into shares of Common Stock during the period from July 31, 2013 until January 27, 2014, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, the representatives of the underwriters in connection with the initial public offering of the Issuer.

Under the terms of the Stockholders’ Agreement, the Reporting Person has agreed to limit transfers of shares of Common Stock prior to October 31, 2014 (subject to a potential extension of up to 90 days), subject to certain exceptions.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.0	Stockholders Agreement dated as of July 29, 2013 (1)

2.0	Lock-Up Agreement dated as of October 4, 2013 by and among Premier Grocery, Inc. and Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, as representatives of the several Underwriters named in that certain Underwriting Agreement dated as of July 31, 2013.*

(1)	Incorporated by Reference from the Issuer’s Registration Statement on Form S-1 (Reg. No. 333-188493) (Exhibit 10.12).
*	Filed herewith.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: October 15, 2013	By:	/s/ Shon A. Boney
Name:Shon A. Boney
Title:President